Filed Pursuant to Rule 424(b)(2)
File No. 333-73242

Pricing Supplement, dated October 7, 2003
To Prospectus dated November 19, 2001

Medium-Term Notes, Series 5
Due From Nine Months to 30 Years From Date of Issue

PRINCIPAL AMOUNT	$50,000,000.00
ORIGINAL ISSUE DATE	October 9, 2003
MATURITY DATE	October 9, 2006
GLOBAL NOTE	Yes
INITIAL INTEREST RATE	1.60%
INTEREST RATE BASIS	3 Month Libor
INDEX MATURITY	N/A
SPREAD	+.45%
INTEREST RATE RESET PERIOD	Two business days before the interest payment date
INTEREST PAYMENT DATES	The notes will pay interest on each January 9, April 9, July 9 and October 9 commencing on January 9, 2004, and at maturity

The proceeds from the issuance of the Note to which this Pricing Supplement relates will be used for:

•	General corporate purposes, including investment in, or extensions of credit to, existing and future subsidiaries

•	Repayment of outstanding borrowings.